United States Securities and Exchange Commission

December 17, 2020

Page I 1

Eric Blanchard

T: +1 212 479 6565

eblanchard@cooley.com

December 17, 2020

United States Securities and Exchange

Commission Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Alan Campbell and Mary Beth Breslin

Re: Pharming Group N.V.

Registration Statement on Form F-1 Submitted

November 25, 2020 File No. 333-250984

Ladies and Gentlemen,

On behalf of Pharming Group N.V. (the “Company”), the following information is provided in response to a letter, dated December 11, 2020, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-1, which was submitted on November 25, 2020 (the “Registration Statement”) in respect of American Depositary Shares (“ADSs”) representing its ordinary shares. The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement as filed on the date hereof (“Amended Registration Statement”). Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form F-1 submitted November 25, 2020

Risk Factors

Risks Related to Our Business, page 12

1. We note your response to prior comment 6 and updated disclosure regarding your grant of an exclusive license to China Shanghai Institute of Pharmaceutical Industry (CSIPI) to commercialize RUCONEST® in China. Please revise your disclosure to clarify whether you are eligible to receive any additional revenue if CSIPI does commercialize RUCONEST® in China.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Amended Registration Statement to clarify that the Company is eligible to receive certain additional revenue if CSIPI does commercialize RUCONEST® in China.

Material Agreements, page 80

2. We note your response to prior comment 16 and re-issue. It appears that a reacquisition of commercialization rights for a territory that includes a substantial majority of your revenue (we note the disclosure on page 59 indicates that the U.S. accounted for €129.3M of your €134.7M in revenue for the 9 months ended 9/30/2020) is both (i) an agreement made outside of the ordinary course of your business and (ii) material to your business on which you appear to be substantially reliant. We further note that the future milestone payment means that part of the contract will be performed after the filing of your registration statement. Accordingly, please file the contract as exhibit to your registration statement and include a discussion of the material terms in your filing.

United States Securities and Exchange Commission

December 17, 2020

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In response to the Staff’s comment, the Company has filed the agreement with Bausch Health as Exhibit 10.5 to the Amended Registration Statement and has included a discussion of the material terms on pages 58 and 86 of the Amended Registration Statement.

Leniolisib for the treatment of Activated Phosphoinositide 3-kinase Delta Syndrome, page 81

3. We note your response to prior comment 13 and re-issue in part. Your disclosure on page 73 states that you intend to enroll 30 patients with ADPS in your Phase 2/3 trial, but you state on page 81 that the study is designed to enroll 36 patients with ADPS in two parts. Please reconcile your disclosure. We further note that you continue to claim that leniolisib has proven to be safe. Safety is a determination that is solely within the authority of the FDA and foreign regulators. Please remove this statement. You may state that your product candidate has been well-tolerated, if true.

Please also update your description of the clinical trial at the bottom of page 81 to include the following information:

•	The phase of the clinical trial (1, 2 or 3).

•	Whether any AEs or SAEs occurred that were linked to treatment and the nature and number of these AEs/SAEs.

•	Whether the trial achieved its primary and secondary endpoints.

Finally, please also update your description of the clinical trial at the bottom of page 81 to remove your statement that the trial supports the inhibition of PI3Kd as a “promising” new therapy in ADPS and other diseases. If your trial was a Phase 1 clinical trial, please balance your disclosure by clarifying that Phase 1 trials are primarily designed to evaluate safety, rather than efficacy, or explain to us why this statement would be incorrect.

In response to the Staff’s comment, the Company has revised the disclosure on pages 81 and 82 of the Amended Registration Statement.

Description of Share Capital and Articles of Association

Stock Exchange Listing, page 129

4. We note your response to prior comment 18. For the avoidance of doubt, please confirm, if true, that you do not intend to rely on Nasdaq’s listing provisions for direct listings in connection with this offering.

The Company respectfully confirms that it does not intend to rely on Nasdaq’s listing provisions for direct listings in connection with this offering.

United States Securities and Exchange Commission

December 17, 2020

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Description of American Depositary Shares

Governing Law, page 142

5. We note your response to prior comment 19 and updated disclosure and reissue in part. Please also provide risk factor disclosure of the risks related to the provision that ADS holders irrevocably agree that any legal suit, action or proceeding against or involving the depositary brought by ADR holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York.

In response to the Staff’s comment, the Company has revised the disclosure on page 47 the Amended Registration Statement to reflect New York, New York as the proper venue for any proceedings arising out of or based on the deposit agreement.

Jury Trial Waiver, page 142

6. We note your response to prior comment 20 and updated disclosure and reissue in part. Please update your risk factor to discuss the potential for increased costs for ADS holders to bring a claim and whether the provisions applies to purchasers in secondary transactions. Please also update your disclosure to state whether this provision would apply if an ADS holder were to withdraw the ordinary shares underlying their ADSs.

In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 47 the Amended Registration Statement.

Exhibits

7. Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C under the Securities Act. To the extent that any of the nominees have become directors of the company by the time that you amend your registration statement, please update your disclosure accordingly.

In response to the Staff’s comment, the Company respectfully advises the Staff that the director nominees named in the Registration Statement became directors of the Company, effective December 11, 2020, and the Company has revised the disclosure accordingly on pages 98 and 100 of the Amended Registration Statement. As each of the newly appointed directors has signed the Amended Registration Statement, the Company believes that the consents are no longer required to be filed as exhibits to the Amended Registration Statement.

8. The Exhibit 5.1 opinion should not assume conclusions of law, the material facts underlying the opinion or any readily ascertainable facts. Please file a revised Exhibit 5.1 opinion that does not include the assumptions set forth in paragraphs (b), (c), (d), (e), (f), (g), (h), (i) and (j). For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has filed an updated Exhibit 5.1 opinion.

Please contact me at 1 212 479 6565 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Eric Blanchard

Eric Blanchard

cc:	Sijmen de Vries, M.D. MBA,

Pharming Group N.V.

David Boles, Cooley LLP